Fort Ghent Brokerage LLC

STATEMENT OF FINANCIAL CONDITION

	December 31, 2015
ASSETS	
Cash	$ 22,443
Prepaid Expense	$ 4,904
Total assets	$ 27,347
LIABILITIES AND MEMBERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	6,176
Total liabilities	6,176
Members' Equity	21,171
Total liabilities and members' equity	$ 27,347

See accompanying notes to financial statements.